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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                            NOTIFICATION OF LATE FILING                  1-15873

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

              For Period Ended:         December 29, 2001
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                             Fruit of the Loom, Ltd.
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Full Name of Registrant

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Former Name if Applicable

        PO Box 866 GT, 3rd Floor, Anderson Square Building, Shedden Road
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Address of Principal Executive Office (Street and Number)

                        Grand Cayman, Cayman Islands, BWI
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                             (See Attached Summary)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John J. Ray III                312                           899-1325
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        (Name)                  (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             (See Attached Summary)

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                             Fruit of the Loom, Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date March  26, 2002              By     /s/ G. William Newton
    ----------------              ----------------------------------------------
                                             G. William Newton
                                             Vice President - Finance and Acting
                                             Chief Financial Officer


                                       2

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                             FORM 12b-25 ATTACHMENT

                           PART III NARRATIVE SUMMARY


     The registrant filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case") on December 29, 1999 (the "Filing Date"). The added burdens related to the Case, coupled with changes in personnel, have resulted in a delay in the completion of the financial statements and related notes. The registrant continues to operate its businesses and manage its property as debtor-in-possession under sections 1107(a) and 1108 of Title 11 of the United States Code (the "Bankruptcy Code"). On March 15, 2001, the registrant filed a disclosure statement (the "Disclosure Statement") pursuant to
Section 1125 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). First, second and third amendments to the Disclosure Statement were filed with the Bankruptcy Court on December 28, 2001, February 4, 2002, and March 22, 2002, respectively. Included as Exhibit A to the Disclosure Statement, as amended, is an Amended Joint Plan of Reorganization (the "Amended Reorganization Plan") filed with the Bankruptcy Court.

     Since the Filing Date, the accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues, including updating the registrant's strategic business plan and responding to numerous requests for information from various constituencies in the reorganization cases, including pre-petition secured lenders, post-petition secured lenders and the Official Committee of Unsecured Creditors. In addition, the registrant's financial and accounting staff have had the primary responsibility for preparing the Schedules of Assets and Liabilities and Statement of Financial Affairs for each of the 34 entities which is a debtor in the Case. Most recently, the registrant's financial and accounting staff have had the primary responsibility for preparing the financial projections and other financial information included in the Disclosure Statement, as amended, and the Amended Reorganization Plan. Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                            PART IV NARRATIVE SUMMARY


     The registrant expects to report that net sales decreased $211,800,000 or 13.6% in 2001 compared to 2000, and that gross earnings increased $72,500,000 or 31.2% in 2001 compared to 2000. The registrant expects to report operating earnings of $70,100,000 in 2001 compared to an operating loss of $44,200,000 in 2000.